Exhibit 99.1

Bragg Gaming Group Appoints Holly Gagnon as Chair of the Board

Toronto, April 30, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading global B2B iGaming content and technology provider, today announced the appointment of Holly Gagnon as Chair of its Board of Directors. Ms. Gagnon, who has served as Lead Director on Bragg's Board of Directors since 2021, succeeds Matevž Mazij in the role. Mr. Mazij will continue to serve as Chief Executive Officer and as a member of the Board of Directors.

Ms. Gagnon brings over three decades of leadership experience in the gaming industry to her new role as Chair. Her career began with the opening of Foxwoods Resort and Casino and spans senior executive roles at Seneca Gaming Corporation, Chumash Enterprises, Pearl River Resort, Caesars Entertainment, MGM Resorts International and Harrah's Entertainment. She is the president of HGC Hospitality Gaming Consulting and serves in advisory roles for several prominent industry organizations.

"Holly is an outstanding choice ," said Mr. Mazij. "Her wealth of gaming industry experience, strategic insights and passion for governance best practices will be tremendous assets as we continue to execute on our growth initiatives. Holly has already made significant contributions as our Lead Independent Director, and we look forward to further leveraging her expertise and leadership in her new capacity as Chair."

Mr. Mazij added, "It has been a privilege to serve as Chair and oversee the transformation of Bragg into a leading global iGaming provider. I have the utmost confidence in the exceptional management team we have built and remain fully committed to driving our strategy forward as CEO. Transitioning the Chair position to Holly enables me to increase my focus on leading our operations as we aggressively expand further in our key markets and maximize value for our shareholders."

"I am honored to be appointed Chair of Bragg's Board of Directors," said Ms. Gagnon. "Matevž and the leadership team have done a remarkable job positioning the Company for long-term success. I look forward to working closely with the board and management to build on this strong momentum, capitalize on the many growth opportunities ahead, and maintain our commitment to strong corporate governance on behalf of all our stakeholders."

Ms. Gagnon holds a B.S. in Accounting from Bentley University and an MBA from Chaminade University of Honolulu. She is a Certified Public Accountant and lectures at the University of Massachusetts Isenberg School of Management on leadership and hospitality/gaming. Ms. Gagnon is also a distinguished fellow with the University of Las Vegas’s International Gaming Institute.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s board of directors and Mr. Mazij and Ms. Gagnon’s roles and responsibilities with the Company ; and the impact on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; ; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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